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                             April 17, 2024

       Dennis Hopkins
       Chief Executive Officer
       Green Star Products, Inc.
       7735 Sand Street
       Fort Worth, Texas 76118

                                                        Re: Green Star
Products, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed on March 21,
2024
                                                            File No. 024-12413

       Dear Dennis Hopkins:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A filed on March 21, 2024

       General

   1. We note that you filed a Form D on March 28, 2024. Please revise to include the information required by
Item 6 of Part I of Form 1-A.
       Cover Page

   2. We note that Dennis Hopkins beneficially owns 81% of the company. If true, please revise the cover page
to prominently disclose that the company will be controlled by
                                                        Dennis Hopkins
post-offering, disclose his total voting power and include appropriate risk factor disclosure.
       Risk Factors
       As we currently purchase all of our product supply requirements from outside sources..., page 11

   3. We note your risk factor that your supply chain may be impacted by raw material shortages, plant
breakdowns and other circumstances affecting your suppliers. Update
 Dennis Hopkins
FirstName
Green Star LastNameDennis  Hopkins
            Products, Inc.
Comapany
April       NameGreen Star Products, Inc.
       17, 2024
April 217, 2024 Page 2
Page
FirstName LastName
         your risks characterized as potential if recent supply chain disruptions have impacted your operations.
Use of Proceeds, page 20

4. We note that there is no minimum that must be raised in the offering and that you intend to use $250,000 of the proceeds of the offering to purchase Primo Products, LLC and Healthy Products, LLC. Please revise to state the company's plan if under $250,000 is raised in the offering.
5. We note that you intend to use a portion of the proceeds to compensate employees, officers and directors and independent contractors. Please revise to clearly state the proceeds that will be used to compensate or otherwise make payments to your officers and directors. Refer to Instruction 2 to Item 6 of Part II of Form 1-A. Business, page 23

6. We note that both Primo Chalk and Healthy Planet Products are currently sold online.
         Please revise to describe the revenue-generating activities, products and/or services of each business, quantifying where possible, and disclose the amount of sales that each business has had in the last fiscal year.
7. We note a portion of the proceeds from the offering will be used to purchase raw materials and make production facility upgrades. Please revise to describe the company's production capabilities and how the company intends to produce the products of Primo Chalk and
         Healthy Planet Products.
Market, page 25

8. We note your disclosure that "the fitness chalk market size is expected to develop revenue and exponential market growth at a remarkable CAGR during the forecast period from
         2023   2030." Please revise to disclose the CAGR or remove this
disclosure.
Distribution Channels, page 27

9. We note your disclosure that you plan to "Simplify the MLM model". Revise to describe how such program will work.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 32

10. Please revise your disclosure on page 32 to expand your discussion of the material terms of the Primo Products, LLC and HP Products, LLC letters of intent and include a discussion of any material uncertainties regarding your ability to proceed with the acquisitions and disclose whether the letters of intent are binding.
 Dennis Hopkins
Green Star Products, Inc.
April 17, 2024
Page 3
Executive Compensation, page 40

11. We note that your Summary Compensation Table indicates no compensation for your executive officers and directors for the 2023 fiscal year. However, we note your disclosure that on May 30, 2023, directors Duarte and Carter were each issued 10,000,000 shares of common stock for their services. Please include such compensation in your summary table or tell us why you are not required to do so. Additionally, please briefly describe all proposed compensation to be made in the future pursuant to any ongoing plan or arrangement to your executive officers and directors. Refer to Item 11(d) of Part II of
       Form 1-A.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any other questions.



                                                             Sincerely,
FirstName LastNameDennis Hopkins
                                                             Division of
Corporation Finance
Comapany NameGreen Star Products, Inc.
                                                             Office of
Manufacturing
April 17, 2024 Page 3
cc:       Donald Keer
FirstName LastName